UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  001-13684

CUSIP Number:  018772103

NOTIFICATION OF LATE FILING

(Check One):

 Form 10-K [X]       Form 20-F    Form 11-K    Form 10-Q
Form N-SAR    Form N-CSR

For Period Ended:     March 31, 2006

 Transition Report on Form 10-K

 Transition Report on Form 10-Q

 Transition Report on Form 20-F

 Transition Report on Form N-SAR

 Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Alliance One International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

8001 Aerial Center Parkway

City, State and Zip Code

Morrisville, North Carolina  27560

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alliance One International, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year end March 31, 2006 within the prescribed time period without unreasonable effort or expense. The delay relates to the Company’s recent adoption of segment reporting.  In connection with a routine SEC comment letter, the Company has recently determined it has separate regional operating segments, in accordance with Statement of Financial Accounting Standards (“SFAS”) No.131, Disclosures about Segments of an Enterprise and Related Information. Pursuant to SFAS No. 131 the Company has aggregated its operating segments except for South America, into one reportable segment, and will provide the required disclosures for these two reportable segments. In accordance with SFAS No.142 Goodwill and Other Intangible Assets, the Company has determined that the reporting unit will be at the operating segment level. Under SFAS No. 142 the Company is required to appropriately allocate the previously reported enterprise goodwill to operating segments and test for impairment as of January 1, 2006, the annual testing date. The first step in this annual test indicated a potential impairment for certain of the operating segments. As part of Step 2, an independent third party has been engaged to complete valuations used in the impairment testing process.  Until this work is completed, the Company will not be able to determine the extent of its non-cash goodwill impairment charge for fiscal year 2006, which will have a material impact on its results. The Company expects to file its Annual Report on Form 10-K and issue a press release announcing its results of operations for the year ended March 31, 2006, on or before June 29, 2006.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

James A. Cooley

919-379-4303

(Name)

(Area Code)  (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).          Yes [X]     No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?       Yes [X]     No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

June 14, 2006

By:

/s/ James A Cooley

James A Cooley

Executive Vice President -

Chief Financial Officer